

Kenneth Short

--

Greater Denver Area

Message　　·　·　·

KTM Millwork

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66 connections

Experience

Business Owner

KTM Millwork

Feb 2009 – Present · 9 yrs 10 mos

Skills & Endorsements

Microsoft Office

Microsoft Excel

Microsoft Word

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